July 26, 2019

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Blaise Rhodes or Joel Parker

Re:       Centric Brands Inc.

Form 10-K  for Fiscal Year Ended December 31, 2018

Filed May 16, 2019

File No. 000-18926

Dear Mr. Rhodes and Mr. Parker:

On behalf of Centric Brands Inc. (the “Company,” “we,” “us” or “our”), reference is made to the letter dated July 12, 2019 (the “Comment Letter”) from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s  Form 10‑K for the fiscal year ended December 31, 2018 filed with the Commission on May 16, 2019 (the “Annual Report”).  The following is the Company’s response to the Comment Letter. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with our response thereto set forth immediately under such comment.

Form 10‑K for Fiscal Year Ended December 31, 2018

Item 1. Business

Customers, page 14

1.

You disclose that during Fiscal 2018, your largest customer represented over 10 percent of net sales. Please tell us why you have not disclosed the name of this customer pursuant to Item 101(c)(1)(vii) of Regulation S-K.

Response:In future filings, we will disclose the name of our largest customer that represented over 10 percent of net sales.  For your information, the customer is Wal-Mart, Inc.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Adjusted Operating Cash Flow, page 41

2.

We note your presentation of adjusted operating cash flows includes an adjustment for collections of sold receivables. Please tell us how you determined that this adjustment does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

T 646.839.7470

350 Fifth Avenue, 6th Floor, New York, NY 10118

www.centricbrands.com

Response:We do not believe that our presentation of adjusted operating cash flows that includes an adjustment for collections of sold receivables substitutes individually tailored recognition and measurements methods for those of GAAP, as illustrated in question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations, because we are not accelerating revenue.  As disclosed in our Annual Report, (i) wholesale revenues are recorded when a contract with the customer is agreed to by both parties and product has been transferred, which generally occurs at the point of shipment from the Company’s warehouse, and recorded at the transaction price based on the amount the Company expects to receive;  (ii) retail store revenue is recognized at the time the customer takes possession of the related merchandise; (iii) revenue for ecommerce sales of products ordered through the Company’s retail internet sites are recognized at the point of shipment to the customer; and (iv) revenue from licensing arrangements is recognized based on actual sales when the Company expects royalties to exceed the minimum guarantee.

Since the receivable, as sold through our securitization facility, is normally presented in “Cash Flows From Investing Activities,” we believe it is appropriate to adjust our “Cash Flow From Operating Activities” to include the collection of funds from sold receivables that will be utilized to fund operating activities.  Since the revenue has already been recognized,  we are adjusting the presentation of information on the collection of receivables to help the reader understand the net cash used in operating activities.

In future filings, we would propose to present an additional table presenting “Net Cash used In Investing Activities, as reported” reconciling to an adjusted “Net Cash Used in Investing Activities” which excludes the Collection of Sold Receivables presented within an “As Adjusted Net Cash Used in Investing Activities” as follows:

For the year ended
December 31, 2018
Net Cash Used in Investing Activities, as reported	$(868,159)
Collections of Sold Receivables	(312,966)
Adjusted Net Cash Used in Investing Activities	$(1,181,125)

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations and Comprehensive Loss, page 59

3.

You present cost of goods sold exclusive of depreciation and amortization expense along with the subtotal, gross profit. Please tell us how your presentation complies with the guidance in SAB Topic 11:B, as gross profit appears to represent a figure for income before depreciation.

T 646.839.7470

350 Fifth Avenue, 6th Floor, New York, NY 10118

www.centricbrands.com

Response:The Company discloses, in Note 2 on page 66 of its consolidated financial statements in its Annual Report, that cost of goods sold includes cost of merchandise; customs related taxes and duties; production costs, including directly attributable overhead costs; delivery expense; in-bound and outbound freight; obsolescence and shrink provisions; design costs; warehousing and handling costs; and other inventory acquisition related costs. The Company respectfully submits that it primarily acquires and sells inventory in a finished goods state that is ready for resale and therefore the Company does not own any material property, plant or equipment that is utilized in the production of finished goods.  In limited situations where we do not procure finished goods and control the production, we do not own the fixed assets used in the production of these goods. In addition, the majority of our fixed assets represent leasehold improvements of our office and retail store locations, which we do not view as directly associated with the procurement or production of finished products.

Therefore, the Company does not believe that depreciation and amortization should be presented within cost of goods sold. As such, the Company believes that its cost of goods sold (exclusive of amortization and depreciation) and gross profit presentation is in accordance with GAAP and SAB Topic 11:B.

12. Debt

New Term Loans, page 77

4.	Please disclose the effective interest rate for each of the new term loans and clarify the amount of proceeds received. Refer to ASC 835‑30‑45‑2.

Response:In future filings, we will disclose the effective interest rate for each of the new term loans and clarify the amount of proceeds received.

If included in the Company’s Annual Report, the disclosure would have been included on page 77 and would have read as follows:

“As of December 31, 2018, the aggregate principal amount of the First Lien Term Loan Facility and Second Lien Term Loan Facility was $645.0 million and $668.0 million, respectively. The net proceeds from the issuance of the First Lien Term Loan Facility and Second Lien Term Loan Facility was $614.7 million and $646.8 million, respectively.

As of December 31, 2018, the Company’s weighted average effective interest rate on the First Lien Term Loan Facility and Second Lien Term Loan Facility, including the effect of non-usage fees, was 10% and 14%, respectively.”

14. Equity

The Private Placement, page 88

5.	Please tell us the value assigned to the 23,094,501 shares of common stock issued to the GSO/BTO Affiliates and how you accounted for the issuance.

Response:The value assigned to the 23,094,501 shares of common stock issued to the GSO/BTO Affiliates was $89 million.  We allocated proceeds received from GSO/BTO Affiliates to the debt instruments

T 646.839.7470

350 Fifth Avenue, 6th Floor, New York, NY 10118

www.centricbrands.com

and common stock issued to them on a relative fair value basis in accordance with ASC 470-20-25-2, as none of the instruments issued to the GSO/BTO Affiliates are required to be accounted for subsequently at fair value.

If you have any questions or would like further information concerning the contents of this letter, please do not hesitate to contact me at 646‑839‑7470 or lnembirkow@centricbrands.com

Sincerely,

Lori Nembirkow
SVP, Legal & Compliance

cc:

Andrew Tarshis, Executive Vice President & General Counsel

Anurup Pruthi, Chief Financial Officer
Nazim Zilkha, Partner, Dechert LLP
Ravi Raghunathan, Partner, CohnReznick LLP

T 646.839.7470

350 Fifth Avenue, 6th Floor, New York, NY 10118

www.centricbrands.com